Filed by Public Service Enterprise Group Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company:
Public Service Enterprise Group Incorporated
(Commission File No. 001-09120)

A series of Q&As concerning the proposed merger

February 15, 2005

PLEASE PRINT AND POST FOR EMPLOYEES WITHOUT ACCESS TO E-MAIL

Corporate communications and human resources continue to work together to gather employees’ questions concerning the planned merger between PSEG and Exelon. We will attempt to respond in a timely fashion.  We recognize that information helps ease uncertainties about change. However, please realize that some questions may not have answers until later in the transition period.

Meanwhile, if you have a question, you can submit it by e-mail to mergerquestions@pseg.com.

Today’s Merger Q&A relates to last week’s proxy filing:

Q.	What severance payments will PSEG senior officers receive related to the merger?

A.	Covered officers who are not offered a comparable job in the new company, or who are terminated without cause within two years after the closing, are generally entitled to severance under either an employment agreement or the executive severance plan. And, right now, we do not know which officers will not have positions in the new company. So, we simply don’t know how much in severance will be paid … and to whom. Under SEC rules, we are required to disclose the total of all possible severance payments to executive officers, even though we expect many of the current officers will remain as employees of the new company. For example, it’s already been announced that Ralph Izzo will continue as president and chief operating officer of PSE&G.

Executive officers are covered by employment contracts or a severance plan under which they are eligible for severance payments equal to two or three times their base salary and incentive bonus. Other officers are eligible for severance benefits equal to two times their base salary and incentive bonus. Again, these benefits only will be paid in cases where these individuals will not have comparable jobs in the new company.

Q.	What if the officer is offered a job in Philadelphia or Chicago? Does the executive severance apply?

A.	If an officer turns down a comparable job with the new company, executive severance is not applicable, even if the job requires relocation. In such a case, the officer might be entitled to severance benefits under the general severance plan.

Q.	How much would be paid in severance if all senior executives and other officers were to lose their jobs – and did you include this in estimating the costs required to implement the merger?

A.	The amount of possible severance would total about $35 million if all covered officers were not offered comparable jobs in the new company. However, as noted, that will not happen. Severance will be paid only to those individuals who don’t continue with the new company. We expect that many PSEG executives will have positions with Exelon Electric & Gas. It should be noted also that, prior to the execution of the merger agreement, PSEG Chairman and CEO Jim Ferland agreed to an amendment of his employment contract under which he surrendered rights that he would have had in order to claim severance payments of approximately $6.5 million because of the loss of his position as chief executive officer of the merged company.

We based our estimates of the costs required to implement the merger and achieve the long-term savings of $400 million-to-$500 million per year based on experience with other mergers and estimating what the workforce of the new company will look like.

Q.	Why did Mr. Ferland decide to waive his right to receive this severance payment?

A.	Mr. Ferland decided to forego the severance payment to eliminate it as a consideration in his recommending the merger transaction to the PSEG board of directors and because the merger agreement provides that his service will continue with the merged company through his planned retirement date. As has been reported, he will serve as non-executive chairman of the board of directors of the new company until his retirement in March 2007.

Q.	What about all those stock options and stock grants that are listed in the Proxy?

A.	During their years of service, senior executives have been awarded stock options, restricted stock, and other equity-based compensation as part of established, long-term incentive compensation programs that have been approved by PSEG shareholders. They are not related to the merger and are not part of executive severance benefits. However, some rights to these awards will vest on an accelerated basis as a result of the merger.

Q.	Do severance payments to executives represent what are commonly referred to as “golden parachutes?"

A.	Severance benefits for executives are common components in executive compensation programs and are a competitive fact of life in U.S. industry. In a situation such as a merger, it’s important to provide some financial protection for executives so that they can continue their focus on their responsibilities at the company. An overall competitive compensation package is important in attracting and retaining high quality executive talent. The company’s executive compensation program is targeted at the median of large energy companies. The board of directors reviewed the severance benefits with an expert compensation consultant (Hewitt) to make sure they were competitive with the market.

Q.	According to the Proxy, the PSEG Board of Directors’ Compensation Committee met on Dec. 19, 2004 – the day before the merger was announced – to make changes in the executive severance program. What were these changes?

A.	The Board’s Compensation Committee reviewed a proposed severance plan and a retention plan, discussed the proposed plans with Hewitt, and decided to recommend the plans to the full board. The board of directors adopted the plans based on the recommendation by the Compensation Committee and an assessment by Hewitt that the plans are competitive with current market practices. This is a common and necessary practice to ensure that the company can continue to operate its business and keep the key management team in place during the transition.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Public Service Enterprise Group Incorporated and Exelon Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Such statements are based upon the current beliefs and expectations of Public Service Enterprise Group Incorporated’s and Exelon Corporation’s management, are subject to significant risks and uncertainties and may differ materially from actual future experience involving any one or more of such matters. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the timing of the contemplated merger and the impact of any conditions imposed by regulators in connection with their approval thereof; the failure of Public Service Enterprise Group Incorporated and Exelon Corporation stockholders to make the requisite approvals for the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; the effects of weather; the performance of generating units and transmission systems; the availability and prices for oil, gas, coal, nuclear fuel, capacity and electricity; changes in the markets for electricity and other energy-related commodities; changes in the number of participants and the risk profile of such participants in the energy marketing and trading business; the effectiveness of our risk management and internal controls systems; the effects of regulatory decisions and changes in law; changes in competition in the markets we serve; the ability to recover regulatory assets and other potential stranded costs; the outcomes of litigation and regulatory proceedings or inquiries; the timing and success of efforts to develop domestic and international power projects; conditions of the capital markets and equity markets; advances in technology; changes in accounting standards; changes in interest rates and in financial and foreign currency markets generally; the economic and political climate and growth in the areas in which we conduct our activities; and changes in corporate strategies. While we believe that our forecasts and assumptions are reasonable, we caution that actual results may differ materially. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available. Additional factors that could cause Public Service Enterprise Group Incorporated’s and Exelon Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K, and Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2004, of Public Service Enterprise Group Incorporated and Exelon Corporation, as such reports may have been amended, each filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s website, www.sec.gov.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Public Service Enterprise Group Incorporated or Exelon Corporation. Exelon Corporation has filed with the Securities and Exchange Commission a registration statement (File No. 333-122704) that includes a preliminary joint proxy statement/prospectus. A definitive joint proxy statement/prospectus and other relevant documents are expected to be mailed by Public Service Enterprise Group Incorporated and Exelon Corporation to their respective security holders in connection with the proposed merger of Public Service Enterprise Group Incorporated and Exelon Corporation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED, EXELON CORPORATION AND THE PROPOSED MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the Securities and Exchange Commission free of charge at the Securities and Exchange Commission’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171, or from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398.

Participants in Solicitation

Public Service Enterprise Group Incorporated, Exelon Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Public Service Enterprise Group Incorporated’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Public Service Enterprise Group Incorporated on March 10, 2004, and information regarding Exelon Corporation’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Exelon Corporation on March 12, 2004. OTHER INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE.